Contact

www.linkedin.com/in/scottglazer
(LinkedIn)
www.atakama.com/ (Company)
calendly.com/scottglazer (Other)

Top Skills

Encryption
Cybersecurity
Data Security

Scott Glazer

Chief Revenue Officer at Atakama
New York, New York, United States

Summary

Atakama delivers unrivaled data protection by redefining the
encryption landscape. Atakama's decentralized, multifactor approach
to cryptographic key management protects organizations from data
exfiltration. With Atakama, security practitioners and end-users alike
realize true data protection and unimpeded business performance.

https://www.atakama.com/

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Experience

Atakama
Chief Revenue Officer
December 2019 - Present (3 years 11 months)
Greater New York City Area

Atakama is the pioneer in multifactor encryption, enabling unrivaled data
protection through distributed cryptographic key management. Organizations
rely on Atakama to protect their most sensitive data, even when identity and
rules-based access controls fail. Atakama removes the conventional trade-
off between data security and accessibility to protect data, simplify the user
experience, and visualize data usage and security trends.

Cybersafe Solutions LLC
Advisory Board Member
March 2016 - Present (7 years 8 months)

Duco
Head of Sales, North America
July 2018 - January 2020 (1 year 7 months)
Greater New York City Area

Novus Partners, Inc.
Global Head of Sales
November 2015 - July 2018 (2 years 9 months)
Greater New York City Area

SKOUT CYBERSECURITY
Global Head of Sales
February 2015 - October 2015 (9 months)
Greater New York City Area

Third Bridge Group Limited
Managing Director, Head of Sales
August 2010 - January 2015 (4 years 6 months)
Greater New York City Area

TheMarkets.com
Senior Sales Manager
June 2005 - August 2010 (5 years 3 months)
Greater New York City Area

Clear Channel Radio Sales
Sr. Account Executive
June 2001 - June 2005 (4 years 1 month)

Doubleclick Inc.
Account Manager
August 2000 - June 2001 (11 months)

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Education

Penn State University
Bachelor of Science - BS, Business Management · (1994 - 1998)

Half Hollow Hills HS West
 · (1990 - 1994)